Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Panasonic Corporation

Subject Company: Panasonic Electric Works Co., Ltd. (SEC File No. 132-                     )

Subject Company: SANYO Electric Co., Ltd. (SEC File No. 132-                     )

July 29, 2010

FOR IMMEDIATE RELEASE

Contacts:

Panasonic Corporation

Akira Kadota

International PR

(Tel: +81-3-6403-3040)

Panasonic Electric Works Co., Ltd.

Tetsuji Miyanoo

Public Relations Dept.

(Tel: +81-6-6909-7187)

(Tel: +81-3-6218-1166)

Panasonic News Bureau

(Tel: +81-3-3542-6205)

Makoto Mihara

Investor Relations

(Tel: +81-6-6908-1121)

SANYO Electric Co., Ltd.

Hiroyuki Okamoto, Kumiko Makino

Global Communications Dept.

(Tel: +81-3-6364-3611)

Koji Honda

Investor Relations Dept.

(Tel: +81-3-6364-3648)

Announcement of Agreements toward Panasonic’s Acquisition

of All Shares of Panasonic Electric Works and SANYO

Osaka, July 29, 2010 — Panasonic Corporation (NYSE: PC/TSE: 6752, “Panasonic”), Panasonic Electric Works Co., Ltd. (TSE: 6991, “PEW”) and SANYO Electric Co., Ltd. (TSE: 6764, “SANYO”) announced that they resolved, at their respective Board of Directors meetings held today, to pursue a plan of Panasonic’s acquisition of all shares of PEW and SANYO (the “Subsidiaries”) in order to make them wholly-owned subsidiaries of Panasonic (the “Acquisitions”) by around April 2011 by way of tender offers and, thereafter, share exchanges. The Panasonic Group will further combine the strengths of the three companies through the Acquisitions, and aim to accomplish the recently released three-year midterm management plan called the “Green Transformation 2012” (“GT12”), and further accelerate its efforts toward becoming the “No. 1 Green Innovation Company in the Electronics Industry,” presented as the vision of the 100th anniversary of its foundation.

In order to implement the Acquisitions, Panasonic resolved, at its above-mentioned Board of Directors meeting, to simultaneously commence tender offers for the shares of common stock of each of the Subsidiaries (the “Tender Offers”) (*). In addition, the Subsidiaries similarly resolved, at their respective Board of Directors meetings, to endorse the Tender Offers, respectively, and to recommend that the Subsidiaries’ shareholders tender their shares in the Tender Offers. In the event that Panasonic does not purchase all of the PEW shares and SANYO shares anticipated to be purchased through the Tender Offers, Panasonic is thereafter anticipated to implement share exchanges to make each of PEW and SANYO a wholly-owned subsidiary of Panasonic (the “Share Exchanges”) in order to complete the Acquisitions.

<Outline of the Tender Offers>

Purchase Price:	1,100 yen per PEW share; 138 yen per SANYO share

Tender Offer Period:	From August 23, 2010 (Monday) through October 6, 2010 (Wednesday)

Targeted Shares:	All issued common shares of the Subsidiaries, PEW and SANYO (excluding treasury shares that each Subsidiary holds)

Number of Shares Scheduled to be Purchased:	No maximum or minimum number of shares scheduled to be purchased has been established.

*	The Tender Offers shall be commenced subject to, among others, the non-occurrence of events which would have a material adverse effect on achieving the purpose of the Tender Offers, such as a material change in the Subsidiaries’ or their subsidiaries’ management or assets.

(For details, please refer to “Panasonic announces Commencement of Tender Offer for Panasonic Electric Works Shares” and “Panasonic announces Commencement of Tender Offer for SANYO Shares,” each of which was released today.)

For the purpose of the Acquisitions, Panasonic, PEW and SANYO adopted a plan whereby Panasonic will first implement the Tender Offers as mentioned above, and plans thereafter to conduct the Share Exchanges with the Subsidiaries by around April 2011. In such way, Panasonic has provided the Subsidiaries’ shareholders with the choice of either selling their shares at the tender offer purchase price or becoming shareholders of Panasonic through the Share Exchanges, which would enable them to continuously support the Panasonic Group’s efforts to realize GT12 and to become the “No.1 Green Innovation Company in the Electronics Industry.” If the shareholders of the Subsidiaries are willing to continue supporting the Panasonic Group, upon going through the necessary statutory procedures, such as approvals at the respective general meetings of shareholders of the Subsidiaries (if necessary), these shareholders will be able to exchange the shares of the Subsidiaries for Panasonic shares in the Share Exchanges that will be conducted based on the share exchange ratio to be determined at a subsequent time. The share exchange ratios will be determined through consultation between Panasonic and the Subsidiaries, respectively. However, when determining the consideration to be received by the Subsidiaries’ shareholders pursuant to the Share Exchanges (i.e., Panasonic shares; provided, however, that, if there is a fractional number of share less than one whole share in the number of shares to be received, cash equivalent to such fractional share shall be distributed in accordance with the Companies Act), the Subsidiaries’ shares are expected to be valued based on a price equivalent to the respective tender offer purchase price.

With respect to the Tender Offers, if Panasonic purchases all of the shares of the Subsidiaries eligible to be purchased, the maximum aggregate purchase amount is expected to be 818.4 billion yen. Currently, Panasonic plans to utilize funds in hand (and short-term borrowings from its group financial subsidiaries) for purchasing the shares in the Tender Offers. However, after completion of the Tender Offers, for the purpose of securing a solid financial position as mentioned below, Panasonic will consider conducting external financings (possibly including equity financing) as expeditiously as needed. As part of its consideration of conducting external financing, Panasonic filed a shelf registration of shares in Japan today with the possible issue amount of up to 500 billion yen. Any external financing will be carefully considered based on the actual purchase amount for the Tender Offers.

For detailed information, please refer to the “Financial Strategy in light of the Acquisitions – Approach” below.

Background to and Purpose of the Acquisitions

Panasonic has been broadly engaged since its foundation in the electronics business, mainly in fields connected with people’s lives. PEW has operated and developed its business in electrical construction materials, home appliances, building products, electronic materials, automation controls, and other fields. SANYO has developed its presence domestically and globally in energy business, electronic device, digital system, commercial, consumer electronics and other fields.

Panasonic made PEW and SANYO its consolidated subsidiaries in April 2004 and December 2009, respectively, aiming at evolution into a company group with further reach and expertise in the electronics industry. Currently, Panasonic holds 51.00 % and 50.05 % of the total number of issued shares of PEW and SANYO, respectively, and is globally developing its manufacturing, sales and service activities in six (6) segments: Digital AVC Networks; Home Appliances; PEW and PanaHome; Components and Devices; SANYO; and Other.

Panasonic has formulated its group vision of becoming the “No. 1 Green Innovation Company in the Electronics Industry” with a view towards 2018, which is the 100th anniversary of its foundation. From the fiscal year ending March 2011, Panasonic has started GT12, which is positioned as the first step towards fulfillment of such vision.

Although the three companies have already shared a management strategy as a group and have implemented various measures accordingly, the business environment surrounding the Panasonic Group has continued to change dramatically and rapidly. While business expansion opportunities have been provided by the expanding environment- and energy-related markets and rapidly growing emerging markets, competition with Korean, Taiwanese and Chinese companies as well as Japanese, U.S. and European companies has intensified not only in the Digital AVC Networks field, but also in the fields of rechargeable batteries, solar cells and electric vehicles-related business. Speeding up strategy execution and taking further advantage of the total strengths of the Panasonic Group are indispensable in order to effectively compete against the competition and to achieve business growth in new markets.

Through ownership of all of the shares of the Subsidiaries, Panasonic intends to dynamically accelerate, and to achieve further progress under, GT12 by promoting rapid decision making and maximizing group synergies. Panasonic, PEW and SANYO will pursue the establishment of the new Panasonic Group, under which the three companies will be genuinely integrated, and will make efforts to (i) maximize value creation by strengthening contacts with customers, (ii) realize speedy and lean management, and (iii) accelerate growth businesses by boldly shifting management resources.

Furthermore, in order to realize these objectives, the Panasonic Group’s business organization is scheduled to be restructured by around January 2012. From the perspective of “maximization of customer value,” the basic policy of such restructuring is to integrate and reorganize the business and marketing divisions of the three companies into three business sectors: “Consumer,” “ Components and Devices” and “Solutions,” and to design optimal business models that are most suitable for the character of each business. The Panasonic Group will make efforts to establish a business organization under which it can effectively compete against global competitors in each business and in each industry.

The direction of the reorganization of each business sector will be as follows:

- Consumer business sector:

The Panasonic Group will reorganize its marketing function on a global basis. Under the reorganization, the Panasonic Group will enhance the function of its frontline business and accelerate the creation of customer-oriented products. Also, the Panasonic Group will work to strengthen, among others, its overseas consumer business by strategically distributing its marketing resources in Japan and overseas.

- Components and Devices business sector:

The Panasonic Group will strengthen the cooperation among the development, production and sales functions for each component and device having a common business model. By combining marketing and technology, the Panasonic Group will strengthen its “proposal”-style business, which foresees the potential needs of customers and aim to expand the business as an independent business that does not rely on internal needs. Particularly in this business sector, the Panasonic Group will continue to make maximum use of SANYO’s strengths, such as its rechargeable batteries business and solar business, as well as its customer network.

- Solutions business sector:

The Panasonic Group will unify the development, production and sales functions for each solution for business customers. The Panasonic Group aims to offer the most suitable products, services and solutions as quickly as possible, grasping customers’ needs in as timely a fashion as possible. In addition, the “comprehensive solutions for the entire home, the entire building and the entire town” that encompass these solutions will be accelerated. Particularly in this business sector, the Panasonic Group will continue to make maximum use of the strength and customer network of PEW.

In addition to the reorganization, the head office will aim for a “lean and speedy” global head office by strengthening its strategic functions, while integrating and streamlining the three companies’ organizations.

The details of the reorganization will be announced as soon as they are determined.

Further, together with this reorganization, Panasonic Group will consider integrating its brands, in principle, into “Panasonic” in the future. However, “SANYO” will continue to be partially utilized, depending on the particular business or region.

Panasonic believes that the Acquisitions and business reorganization mentioned above will promote the integration of the three companies’ advantages and the “proposal” capabilities for “comprehensive solutions,” and will enable rapid increase in global competitiveness especially in the “energy systems,” “heating/refrigeration/air conditioning” and “network AV” business, which are indicated in the GT12 as core businesses to lead sales and profits of the entire group companies. Also, in each business such as “healthcare,” “security,” and “LED,” which is positioned as a “key business for the next generation,” Panasonic will make efforts to accelerate the growth of such business by combining the capacities of the three companies for research and development as well as market development.

Additionally, Panasonic intends to realize further reinforcement of management structure and cost competitiveness through business integration and unification of the business bases of the three companies, and through optimizing and streamlining the head office organization.

Through these measures, Panasonic aims to ensure the achievement of the targets of the midterm management plan, GT12, which Panasonic announced on May 7, 2010: “10 trillion yen in sales, 5 percent or more in operating profit to sales ratio, 10 percent in ROE, a three-year accumulative total of over 800 billion yen in free cash flow, and 50 million ton reduction in CO2 emissions compared to the estimated amount of emissions, assuming no action was taken after the fiscal year ended March 2006” targeted for the fiscal year ending March 2013, and further aims to exceed these targets.

Financial strategies in light of the Acquisitions

Financial policy

In order for the Panasonic Group to effectively compete against intense global competition in the environment and energy field where it is conducting a bold shift in resources, or to effectively compete in emerging markets, it is important for Panasonic to secure a solid financial position. To expeditiously implement strategic investment, research and development, and business restructuring in any environment, Panasonic strives for a thorough reinforcement of “management based on its own funds” that focuses on cash flows, and aims to enhance return on capital and maintain financial soundness.

As for return on capital, Panasonic aims at constantly exceeding 10 percent in ROE, which it considers as the minimum condition for global excellence. As for financial soundness, Panasonic aims at securing creditworthiness superior to its competitors, namely, recovery of 1 trillion yen of its net cash position in the medium-to-long term, and maintenance of credit rating of AA level or higher.

Approach

The possible issue amount of 500 billion yen under a shelf registration by Panasonic, published today, represents the maximum amount in the event Panasonic determines to raise external funds through equity financing, and reflects Panasonic’s payment of the maximum aggregate purchase price of 818.4 billion yen in the Tender Offers. The aim is to promote shareholders’ sufficient understanding of Panasonic’s financial policy of not only maintaining financial soundness but also increasing shareholder value.

In the event that Panasonic determines to conduct an equity financing, the maximum amount of 500 billion yen referred to above represents, as a practical matter, the targeted total amount of (a) the assumed aggregate amount of Panasonic shares, on a value basis, to be delivered in the Share Exchanges after the Tender Offers (which amount means the aggregate amount of PEW shares and SANYO shares that Panasonic will receive through the Share Exchanges, calculated based on the tender offer price in the Tender Offers) and (b) the aggregate amount of any such equity financing. The amount of any such equity finance would be determined by taking into account the result of the Tender Offers, the market environment and other factors. In addition, the shareholder value has also been fully taken into consideration, because we believe the dilutive effect of an increase in outstanding shares is expected to be sufficiently covered by the increase in net income attributable to Panasonic Corporation due to the Acquisitions and the realization of synergies associated with the business restructuring. Furthermore, treasury shares will be utilized effectively for capital finance and the Share Exchanges.

The outline as well as method and timing of external fund raising (including any possible equity financing) will be announced once they are determined.

The Panasonic Group will also endeavor to recover to a positive net cash position in the fiscal year ending March 2013 through realization of group synergies from this integration, as well as thorough cost reduction which is Panasonic’s strength and further examination of investment and a stringent monitoring framework, in addition to generation of a three-year accumulative total of over 800 billion yen in free cash flow by the fiscal year ending March 2013, which the Panasonic Group presented in GT12.

Policy for Providing Returns to Shareholders

Since its establishment, the Panasonic Group has managed its business under the concept that returning profits to shareholders is one of the most important policies. Under this basic policy, the Panasonic Group continues, from the perspective of return on the capital investment made by shareholders, to distribute profits to shareholders principally based on its consolidated business performance and is aiming for stable and continuous growth in dividends, targeting a dividend payout ratio of between 30 percent and 40 percent with respect to consolidated net income.

Further, the Panasonic Group will allocate the results of future profit growth in a balanced manner for investment for growth, liquidity in hand, debt reduction and shareholder return as well as dividend distribution. The Panasonic Group intends to accelerate enhancement of corporate value through improving return on capital, which is represented by earnings per share and ROE, including repurchases of its own shares in the future.

Notices Regarding Insider Trading Regulations

In accordance with the provisions of Article 167, Paragraph 3 of the Financial Instruments and Exchange Law and Article 30 of its Enforcement Regulations, anyone having read this Press Release is considered a primary recipient of information from the viewpoint of insider trading regulation. Panasonic, PEW and SANYO accordingly urge you to exercise due care as you may be prohibited from purchasing the shares of PEW and SANYO before 12 hours have passed from the time of the announcement of this Press Release (announcement of this Press Release shall be deemed to be the time at which this Press Release is disclosed through the service for inspection of disclosed information by Tokyo Stock Exchange at 3:30 p.m. of July 29, 2010). If you are held liable under criminal, civil, or administrative laws for making such a prohibited purchase, Panasonic, PEW and SANYO note that they will assume no responsibility whatsoever.

Notices Regarding Registration under the U.S. Securities Act of 1933

Panasonic shares that would be issued in any external financing referred to in this press release have not been, and will not necessarily be, registered under the U.S. Securities Act of 1933. Panasonic shares may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the U.S. Securities Act of 1933.

Panasonic may file a registration statement on Form F-4 (“Form F-4”) with the SEC in connection with the proposed share exchange between Panasonic and SANYO (the “SANYO Share Exchange”) and between Panasonic and PEW (the “PEW Share Exchange”). The Form F-4 for the SANYO Share Exchange and/or the PEW Share Exchange (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of the subject company (SANYO or PEW) prior to the shareholders’ meeting at which the relevant proposed share exchange will be voted upon. The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about the subject company and Panasonic, the relevant share exchange and related matters. U.S. shareholders of the subject company are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the relevant share exchange carefully before they make any decision at the shareholders’ meeting with respect to the share exchange. Any documents filed with the SEC in connection with the proposed share exchange will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the following contact information.

1006, Oaza Kadoma, Kadoma City, Osaka 571-8501, Japan

Panasonic Corporation

Corporate Finance & IR Group

Masahito Yamamura

Telephone: 81-6-6908-1121

yamamura.masahito@jp.panasonic.com

http://panasonic.net/

Notices Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd. through tender offers and share exchanges; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

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